November 1, 2005


By facsimile to (312) 258-5600 and U.S. Mail


Mr. Robert R. Buck
President and Chief Executive Officer
Beacon Roofing Supply, Inc.
1 Lakeland Park Drive
Peabody, MA 01960

Re:	Beacon Roofing Supply, Inc.
	Registration Statement on Form S-3
	Filed October 11, 2005
File No. 333-128919
Current Report on Form 8-K
Filed October 18, 2005
File No. 0-50924

Dear Mr. Buck:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.


General

1. We note that non-Rule 430A information is omitted throughout the registration statement. To the extent practicable, complete the information before you amend the registration statement.

2. We note that you intend to file by amendment the underwriting agreement and the legality opinion. Allow us sufficient time to review the underwriting agreement and the legality opinion before requesting acceleration of the registration statement`s effectiveness.

3. We are not making any determination whether the disclosure, including, for example, cautionary language or the disclosure`s placement, satisfies the sections` requirements if the registration statement states that it:

* Includes forward-looking statements within the meaning of section
27A of the Securities Act and section 21E of the Exchange Act.

* Otherwise makes reference to those provisions.

* Makes reference to the Private Securities Litigation Reform Act of
1995 generally.

Prospectus Summary, page 1

4. The summary is too detailed and includes information about
Beacon
Roofing Supply, Inc. or Beacon and its business best included elsewhere in the prospectus. Revise so that the summary highlights in a brief overview the key aspects or features of Beacon and its business. In particular, delete "Our strengths" and "Growth strategies" because that information is repeated in the business section. Similarly, condense "U.S. industry overview" because much of the information is repeated in the business section. See Item 503(a) of Regulation S-K.

Risk Factors, page 8

5. Several risk factors` headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the twelfth, seventeenth, and eighteenth risk factors. State succinctly the risk that flows from the fact or uncertainty.

6. Several risk factors` headings and discussions include generic conclusions such as Beacon`s results of operations, business, or financial condition would or could be materially and adversely affected or would or could be harmed. For example, refer to the fifth, ninth, and eighteenth risk factors. Avoid generic conclusions. Rather, explain specifically what the risk`s consequences or effects are for Beacon and its securityholders.

7. Generally, each risk factor should discuss a single risk. For example, refer to the first risk factor, and revise.

Use of Proceeds, page 15

8. We note the disclosure that amounts repaid under the revolving credit agreement "will be redrawn from time to time for general corporate purposes, including acquisitions." Consider whether material amounts of additional funds will be necessary to accomplish these purposes. If so, provide the disclosure required by instruction 3 to Item 504 of Regulation S-K.

9. If applicable, provide disclosures specified by instruction 6 to
Item 504 of Regulation S-K.

Unaudited Pro Forma Consolidated Financial Data, page 19

10. We note that you included the fourth quarter of fiscal year
2004
of SDI Holding, Inc. or SDI in its historical financial data to arrive at pro forma financial data for the year ended September 25,
2004 and the nine months ended June 30, 2005.  Carol A. Stacey,
Chief
Accountant, included in her September 9, 2005 letter a note to remind you that if you exclude any period or include any period more than once in a pro forma statement of operations, you need to include additional quantitative and narrative disclosure about gross profit, selling and marketing expenses, and operating income/(loss) for that period to inform readers about the effects of any unusual charges or adjustments in the omitted or double counted period. Revise your disclosure to include that information. See Article 11-02(c)(3) of
Regulation S-X.

11. We note that your unaudited pro forma consolidated statement of operations for the year ended September 25, 2004 includes pro forma financial data for Beacon that include adjustments to Beacon`s historical financial data for the use of proceeds from Beacon`s initial public offering or IPO. First, Article 11-02(b)(4) of Regulation S-X requires your pro forma financial statements to begin with historical financial information. Second, inclusion of the adjustments related to the use of proceeds from the IPO is not in accordance with Article 11-02(b)(6)(i) of Regulation S-X because those securities are not the subject of this registration statement.
Thus, include Beacon`s historical financial information for the year ended September 25, 2004.

12. Include in a footnote to your pro forma financial statements information such as the impact to your statement of operations for the payment of certain debt and the repurchase of warrants with the proceeds from your IPO for material nonrecurring charges and related tax effects included in your historical financial statements. See
Article 11-02(c)(4) of Regulation S-X.

13. We note that you included the pro forma as adjusted for the year ended September 25, 2004 in your selected consolidated financial data section on page 17. Remove this financial data and replace it with the revised pro forma financial information, as noted above. In accordance with instruction 2 to Item 301 of Regulation S-K, you should describe briefly factors such as the repayment of certain debt and redemption of all of your outstanding warrants after fiscal year ended September 25, 2004 that affect materially the comparability of information reflected in the selected financial data.

14. Remove adjustment note b, or tell us how you will be able to replace the management services provided to SDI for no future cost.
See Article 11-02(b)(6)(ii) of Regulation S-X.

15. Revise adjustment notes c and f to present separately each adjustment and to articulate clearly how each adjustment is calculated. The disclosure should indicate clearly the impact on future interest expense for:

* The debt used to purchase SDI.

* The debt not assumed in the acquisition of SDI for which interest expense is included in historical financial information.

* The repayment of debt from the proceeds of this offering.

The disclosure should state also the interest rate used to determine the adjustment to interest expense.

16. Remove adjustment note d because it appears to be an infrequent charge included in your underlying historical financial statements that is not directly attributable to the acquisition of SDI or the offering. See Article 11-02(b)(6)(i) of Regulation S-X.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 27

17. For any credit facility or other financial instrument that requires Beacon to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are.
Also indicate whether Beacon is in compliance with them. We note the disclosure under "Senior secured credit facilities" on page 45.

Business, page 48

18. We note that the first paragraph is the same as the third paragraph under "Roofing distributors" on page 50. Please revise.

Management, page 61

19. In the biographical paragraphs of Messrs. Daniel R. Tinker and John H. Bradberry on pages 63-64, describe briefly their business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Selling Stockholders, page 65

20. Describe briefly how each selling stockholder acquired the securities being offered for resale.

21. Indicate the nature of any position, office, or other material relationship which the selling stockholder has had within the past three years with Beacon or any of its predecessors or affiliates.
See Item 507 of Regulation S-K.

22. Describe any continuing relationships with selling stockholders.
We note the disclosure under "History" on page 49.

23. Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer`s affiliate.

24. If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Beacon must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

25. If a selling stockholder is a broker-dealer`s affiliate, include disclosure that this broker-dealer`s affiliate:

* Purchased in the ordinary course of business the securities to be resold.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If Beacon is unable to make the representations noted above in the prospectus, Beacon must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of any underwriter that cannot make these representations.

 Underwriting, page 67

26. We note the disclosure in the first paragraph on page 70.
Identify any members of the underwriting syndicate or securities dealers that will engage in an electronic offer, sale, or distribution of the shares of common stock being offered.
Describe
their procedures to us. Alternatively, confirm that our Office of Chief Counsel reviewed the procedures without objection.

27. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, supplement promptly your response to identify those members, and provide us similar information about their procedures. Also include a brief description of any electronic distribution in the prospectus.

28. Tell us whether Beacon or the underwriters have any arrangement with a third party to host or access the preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of the agreement, and provide us a copy of any written agreement. Also provide us copies of all information concerning Beacon or the prospectus that has appeared on the third party`s website. If you enter subsequently into any such arrangements, supplement promptly your response.

29. We note that limited partners of Code Hennessy & Simmons III,
L.P. may receive distributions of common stock and may resell without restriction. Please describe in more detail these distributions.


Where You Can Find More Information, page 71

30. Expand this section`s last paragraph to disclose:

* The name of the office or person at the address.

* The telephone number at the address.

8-K

31. Amend the 8-K to address the comments above relating to your unaudited pro forma financial statements for the acquisition of SDI and the offering.

Closing

	File amendments to the S-3 and the 8-K in response to the comments. To expedite our review, Beacon may wish to provide us three marked courtesy copies of the amendments. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Beacon thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Beacon and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Beacon requests acceleration of the registration statement`s effectiveness, Beacon should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Beacon from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* Beacon may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Beacon provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher B. Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	David S. McCarthy, Esq.
	SchiffHardin LLP
	6600 Sears Tower
	Chicago, IL 60606

	Leland Hutchinson, Esq.
	Winston & Straw LLP
	35 West Wacker Drive
	Chicago, IL 60601



Mr. Robert R. Buck
November 1, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE